Exhibit 99.46

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated November 26, 2020 to which it relates (the “Prospectus”), as amended or supplemented, and each document incorporated by reference into this Prospectus Supplement and the Prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories and possessions, any state of the United States or the District of Columbia (the “United States”), unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Cobalt Corp. at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4, telephone (416) 900-3891, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated November 26, 2020

New Issue	August 26, 2021

FIRST COBALT CORP.

$9,537,500

38,150,000 Common Shares

Price: $0.25 per Common Share

First Cobalt Corp. (the “Corporation” or “First Cobalt”) is hereby qualifying for distribution 38,150,000 common shares in the capital of the Corporation (the “Offered Shares”) at a price of $0.25 per Offered Share (the “ Offering Price”) for aggregate gross proceeds of $9,537,500 (the “Offering”). The Offered Shares are being issued pursuant to an agency agreement dated August 26, 2021 (the “Agency Agreement”) between the Corporation and BMO Nesbitt Burns Inc. (the “Agent”) relating to the Offered Shares offered under the short form base shelf prospectus dated November 26, 2020 (the “Shelf Prospectus”) as supplemented by this prospectus supplement (the “Prospectus Supplement” and together with the Shelf Prospectus, the “Prospectus”). See “Plan of Distribution”.

The issued and outstanding common shares in the capital of the Corporation (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “FCC” and on the OTCQX Best Market (the “OTCQX”) under the symbol “FTSSF”. On August 25, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was $0.295 and on the OTCQX was US$0.2389. The Corporation has applied to list the Offered Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. See “Risk Factors”.

	Price to the Public(1)	Agent’s Fee(2)	Net Proceeds to the Corporation(3)
Per Offered Share	$0.25	$0.015	$0.235
Total	$9,537,500	$572,250	$8,965,250

(1)	The Offering Price was determined by arm’s length negotiation between the Corporation and the Agent with reference to the prevailing market price of the Common Shares.
(2)	The Corporation has agreed to pay the Agent a cash fee (the “Agent’s Fee”) equal to 6% of the aggregate gross proceeds from the Offering.
(3)	After deducting the Agent’s Fee, but before deducting the expenses of the Offering (estimated to be approximately $250,000), which together with the Agent’s Fee, will be paid from the gross proceeds of the Offering.

In connection with the Offering, subject to applicable laws, the Agent may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Agent may offer the Offered Shares at a lower price than stated above. See “Plan of Distribution”.

The Agent, as principal, conditionally offers the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Agent in accordance with the terms and conditions contained in the Agency Agreement referred to under “Plan of Distribution”, subject to completion of the Note Offering (as defined herein) and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Agent by Bennett Jones LLP.

Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the Agent reserves the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about September 1, 2021, or such other date as may be agreed upon by the Corporation and the Agent (the “Closing Date”), but in any event not later than the date that is 42 days from the date of this Prospectus Supplement. Except in limited circumstances, it is anticipated that the Offered Shares will be delivered under the book-based system through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited in electronic form, or will otherwise be delivered registered as directed by the Agent, on the Closing Date. Except in limited circumstances and as set forth herein, a purchaser of Offered Shares will receive only a customer confirmation from the registered dealer from or through which the Offered Shares are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Offered Shares on behalf of owners who have purchased Offered Shares in accordance with the book-based system. Except in limited circumstances and as set forth herein, no definitive certificates will be issued unless specifically requested or required.

Investing in securities of the Corporation is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus Supplement and the accompanying Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” herein and in the accompanying Prospectus prior to investing in the Offered Shares offered hereby.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, are not provided in either of this Prospectus Supplement or the accompanying Shelf Prospectus, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires the Offered Shares. Investors should consult their own tax advisors with respect to their own particular circumstances.

Mr. C.L. “Butch” Otter, a director of the Corporation, and Steven J. Ristorcelli, C.P.G., P.G. and Joseph Schlitt, MMSA QP, each a qualified person, reside outside of Canada. Mr. Otter has appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s registered office is located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Corporation’s corporate head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

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TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT

This Prospectus Supplement describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into the Shelf Prospectus. If the information varies between this Prospectus Supplement and the Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the Shelf Prospectus. The Shelf Prospectus and this Prospectus Supplement together comprise the Prospectus for the purposes of qualifying the securities offered pursuant to the Offering.

An investor should rely only on the information contained in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Shelf Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. The Corporation and the Agent have not authorized anyone to provide investors with additional or different information. The Corporation and the Agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement and such information is not incorporated by reference herein.

The Corporation and the Agent are not offering to sell the Offered Shares in any jurisdictions where the offer or sale of the Offered Shares is not permitted. The information contained in this Prospectus Supplement (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus Supplement or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus Supplement or any sale of the Offered Shares. The business, capital, financial condition, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

The documents incorporated or deemed to be incorporated by reference herein or in the Prospectus contain meaningful and material information relating to the Corporation and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

FINANCIAL INFORMATION AND CURRENCY

First Cobalt prepares its consolidated financial statements, incorporated by reference herein, in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook – Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to dollars or “$” are to Canadian dollars unless otherwise indicated. All references to “US$” refer to United States dollars. On August 25, 2021, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2619.

Unless the context otherwise requires, all references in this Prospectus Supplement to the “Corporation” and “First Cobalt” refer to the Corporation and its subsidiary entities on a consolidated basis.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus Supplement is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed.

NON-IFRS MEASURES

The financial results of the Corporation are prepared in accordance with IFRS. Additionally, the Corporation utilizes certain non-IFRS measures such as working capital. The Corporation believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Corporation. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Shelf Prospectus contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans to allow investors and others a better understanding of the Corporation’s operating environment, business operations, and financial performance and condition.

Forward-looking statements include, but are not limited to, statements relating to: the business and future activities of, and developments related to, the Corporation after the date of this Prospectus Supplement or the Shelf Prospectus, as applicable; expectations of the use by the Corporation of the net proceeds raised from the Offering, including as to achieving the related business objectives described herein; the development of the Refinery; the terms of the Notes; the completion of the Note Offering and the timing thereof; expectations as to the use by the Corporation of the net proceeds raised from the Note Offering, including as to achieving the related business objectives from the proceeds thereof; the ability to repay obligations under the Notes (as defined herein) and satisfy and observe any associated covenants; expectations of the timing and completion of the Offering and the listing of the Offered Shares on the TSXV; the use of the public funding acquired from the Government of Canada and the Government of Ontario; the impact of COVID-19 on the Corporation; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; First Cobalt’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of First Cobalt; and future development plans. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, completion of the Note Offering on the agreed terms and within the expected timeframe; general expectations with respect to the development of the Refinery (as defined herein), including commodity prices with respect to its development; the state of the electric vehicle (“EV”) market; the future price of cobalt; anticipated costs of, and the Corporation’s ability to fund, its operations; the availability of feedstock for Refinery operations; the Corporation’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Corporation’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; operating and exploration expenditures; the Corporation’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters; the impact of COVID-19; and the Corporation’s ability to obtain financing as and when required and on reasonable terms, including working capital financing needs to cover the Corporation’s feedstock purchase cycle through to the sale of final cobalt sulfate and minimum liquidity requirements under the Note Offering.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: the risk that the Note Offering is not completed on terms described in the Prospectus or at all; risks associated with incurring significant secured debt; failure to obtain required regulatory and stock exchange approvals with respect to the Offering and the Note Offering; risks associated with the development of the Refinery; general economic conditions in Canada, the United States, Australia and globally; industry conditions, including the state of the EV market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; changes in tax laws and incentive programs relating to the mining industry; the development of the COVID-19 global pandemic, and the other factors described herein under “Risk Factors”, as well as in the Corporation’s public filings available at www.sedar.com.

The factors above are not an exhaustive list of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, the section entitled “Risk Factors” in the Shelf Prospectus, and the section entitled “Risk Factors” in the Corporation’s annual information form for the fiscal year ended December 31, 2020, dated April 15, 2021 (the “AIF”) incorporated by reference herein for additional risk factors that could cause results to differ materially from forward-looking statements.

The forward-looking information and statements contained in this Prospectus Supplement and the Shelf Prospectus represent the Corporation’s views and expectations respectively as of the date of this Prospectus Supplement and the Shelf Prospectus, unless otherwise indicated in such documents, and forward-looking information and statements contained in the documents incorporated by reference herein and therein represent the Corporation’s views and expectations as of the date of such documents, unless otherwise indicated in such documents. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Cobalt at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4, telephone (416) 900-3891, and are also available electronically at www.sedar.com. The Corporation’s filings through SEDAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

This Prospectus Supplement is incorporated by reference into the Shelf Prospectus as of the date hereof and only for the purposes of the distribution of the Offered Shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full details.

As of the date hereof, the following documents, filed by the Corporation with the securities commissions or similar authorities in certain of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, the Shelf Prospectus as supplemented by this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Shelf Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:

1.	the AIF;

2.	the Corporation’s audited consolidated financial statements for the years ended December 31, 2020 and 2019, and related notes thereto, together with the independent auditor’s report thereon (the “Annual Financial Statements”);

3.	management’s discussion and analysis for the year ended December 31, 2020;

4.	the Corporation’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 and 2020 and related notes thereto (the “Interim Financial Statements”);

5.	management’s discussion and analysis for the three months ended March 31, 2021;

6.	the material change report dated April 5, 2021 with respect to the amendment of the Glencore Loan;

7.	the material change report dated January 29, 2021 with respect to the completion of a public offering of units for gross proceeds of approximately $9.8 million (the “January 2021 Offering”);

8.	the management information circular of the Corporation dated July 10, 2020 in connection with the annual general and special meeting of shareholders of the Corporation held on August 25, 2020; and

9.	the term sheet dated August 23, 2021 relating to the Offering.

Any document (other than confidential material change reports, if any) of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference in the Shelf Prospectus for the purposes of the Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Shelf Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Shelf Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the Shelf Prospectus, except as so modified or superseded.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are used by the Agent in connection with the Offering are not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering only and should be read together with the more detailed information in this Prospectus Supplement.

Issuer	First Cobalt Corp.

Offered Securities	38,150,000 Offered Shares. See “Plan of Distribution.”

Gross Proceeds	$9,537,500.

Price per Security	$0.25 per Offered Share.

Common Shares Outstanding	Prior to the Offering: 496,177,116 Common Shares.

Following the Offering: 534,327,116 Common Shares.

See “Consolidated Capitalization” and “Plan of Distribution”.

Business of the Corporation	The Corporation is in the business of developing a cobalt refinery and the acquisition and exploration of resource properties. The Common Shares of the Corporation are listed on the TSXV and quoted on the OTCQX under the symbols “FCC” and “FTSSF”, respectively. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt. First Cobalt has two significant North American assets, being the Refinery and the Iron Creek Project. See “The Corporation”.

Use of Proceeds	The Corporation expects to use the net proceeds of the Offering, together with the proceeds of the Note Offering, for the capital costs associated with the expansion and recommissioning of the First Cobalt Refinery.

Note Offering	Completion of the Offering is conditional on completion of the Note Offering. See “The Corporation – Recent Developments”.

Risk Factors	Prospective purchasers of Offered Shares should carefully consider the information set forth under the heading “Risk Factors” and the other information included in this Prospectus Supplement and the documents incorporated by reference herein before deciding to invest. See “Risk Factors”.

THE CORPORATION

First Cobalt is in the business of developing a cobalt refinery and the acquisition and exploration of properties prospective for cobalt mineralization. The Common Shares are listed on the TSXV and quoted on the OTCQX and trade under the symbols “FCC” and “FTSSF”, respectively. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America with the intent of providing a North American supply of cobalt. First Cobalt has two significant North American assets:

(i)	a primary cobalt refinery located in Ontario, Canada (the “Refinery”); and

(ii)	the Iron Creek Project in Idaho, the Corporation’s flagship mineral exploration project (the “Iron Creek Project”).

On May 4, 2020, the Corporation announced positive results from an independent engineering study on the Refinery. The study, dated July 9, 2020 and entitled “First Cobalt Refinery Project – AACE Class 3 Feasibility Study” (the “Refinery Study”), was prepared by Ausenco Engineering Canada Inc. under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study and is available on SEDAR under the Corporation’s profile at www.sedar.com. The Refinery Study contemplates expanding the existing facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.

For further information regarding First Cobalt, the Refinery and the Iron Creek project, see the AIF and other documents incorporated by reference in this Prospectus Supplement available at www.sedar.com under the Corporation’s profile.

Recent Developments

Offering of 6.95% Convertible Senior Secured Notes due 2026

On August 23, 2021, the Corporation announced it had engaged Cantor Fitzgerald Canada Corporation (“ CFCC”) to act as placement agent for an offering (the “ Note Offering”) of senior secured convertible notes with a principal amount of up to US$37.5 million (the “Initial Notes”). The holders of the Notes (“Noteholders”) will have an option to require the Corporation to issue to the Noteholders a pro rata amount of an aggregate additional US$7.5 million principal amount of Notes (“Additional Notes”, and together with the Initial Notes, the “Notes”), issued at par, until October 22, 2021. The Notes will bear interest at 6.95% per annum, payable in cash semi-annually in arrears in February and August of each year and will mature December 1, 2026. In the event that the Corporation receives a second-party opinion from the Center for International Climate Research, ISS ESG, Sustainalytics or Vigeo Iris, in accordance with their customary procedures, confirming the alignment of the Notes with all core components of the “Green Bond Principles” of the International Capital Markets Association in effect at the time of delivery of such opinion, the stated interest rate of the Notes will be reduced by 1/8 to 6.825% per annum. The Corporation will be the borrower under the Notes, and the obligations will be guaranteed by all of the Corporation’s Canadian, United States, and Australian subsidiaries, as well as any other subsidiary that guarantees the Corporation’s obligations from time to time, subject to certain limited exclusions.

Subject to the last sentence of this paragraph, the Notes will be secured by a first priority (subject to customary permitted liens) security interest in substantially all of the Corporation’s assets, including a pledge of the equity in all of its Canadian, Australian and United States subsidiaries (each, a “Secured Guarantor”). Additionally, each Secured Guarantor will guarantee payment of the Notes and will grant a security interest in substantially all of their respective assets as security for their respective Note guarantee obligations. Liens on the assets of the U.S. domiciled Secured Guarantors will be released upon certification of the achievement of certain operational milestones at the Refinery, but such guarantors will remain unsecured guarantors, notwithstanding such lien release. The first priority Note security over inventory and accounts receivable of the Corporation will be subordinated to a second priority position as and when the Corporation obtains a revolving working capital credit facility to finance its day to day working capital requirements. Should the Corporation obtain such a working capital credit facility (and no assurances are made about the prospects of any such credit facility), the working capital lender will be granted a first priority (subject to customary permitted liens) security interest in the Corporation’s inventory and accounts receivable and a second priority security interest in all other assets of the Corporation.

The Corporation will be restricted from making certain investments or distributions, and will be limited in the amount of additional indebtedness it may incur, including subordinate indebtedness. Baskets of additional permitted indebtedness include a working capital facility, capital leases or purchase money debt, certain intercompany debt, certain debt assumed in connection with an acquisition, as well as certain existing debt, surety bonds in the ordinary course, and certain subordinated indebtedness.

The indenture governing the Notes (the “Note Indenture”) will also include other restrictive covenants on the Corporation’s activities, including, without limitation, with respect to a limitation on transactions with affiliates above a certain threshold, that certain transactions will require board consent; a limitation on the Corporation’s ability or the ability of any guarantor to complete certain transactions resulting in cessation of its existence; and a minimum liquidity covenant for the Corporation and each secured guarantor at all times of at least $5,000,000 on an aggregate basis, subject to a proportional increase in the event Additional Notes are issued. The Note Indenture governing the Notes will also include customary affirmative covenants the Corporation will be required to observe.

The Notes will be convertible at a price of US$0.25 (approximately C$0.3125) per Common Share at any time until the close of business on the second trading day immediately preceding the maturity date. Converting Noteholders will be entitled to an interest make-whole payment, which, subject to certain conditions and the prior approval of TSXV, may be satisfied in Common Shares.

The Corporation may mandate the conversion of the Notes at its option at a price of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding the redemption date, after the third anniversary of the issue date in the event the trading price of the Common Shares exceeds 150% of the Conversion Price for at least 20 trading days, whether consecutive or not, during any consecutive 30 trading day period. The Corporation will also be required to make an offer to repurchase the Notes, at par, on the occurrence of certain events.

The Notes will be subject to customary events of default, dilution protection, limitations on beneficial ownership, and registration rights in certain circumstances.

The summary description of the terms of the Notes provided above is a summary only, and may not include all terms any particular investor may deem are material with respect to the Note Offering. The summary is qualified by reference to the Note Indenture in its entirety. See “Risk Factors”.

Closing of the Note Offering is subject to a number of customary conditions including the entering into of the Note Indenture and the satisfaction of conditions precedent customary in transactions of this nature included in the note subscription agreements entered into by the investors purchasing the Initial Notes. The completion of the Note Offering is also conditional on the completion of the Offering. See “Risk Factors”.

Termination of At-the-Market Equity Distribution Program

On February 22, 2021, the Corporation announced it had established an at-the-market equity distribution program (the “ATM Program”) that allowed the Corporation to issue Common Shares with an aggregate value of up to $10,000,000 of from treasury to the public from time to time, at the Corporation’s discretion, pursuant to the terms of a prospectus supplement to the Shelf Prospectus and an equity distribution agreement between the Corporation and CFCC. The Corporation issued a notice of termination of the ATM Program to CFCC on August 23, 2021 in the context of announcing the Offering and the Note Offering. The Corporation raised a total of $686,274.10 under the ATM Program, using the proceeds for the advancement of the Refinery and for general corporate purposes. The Corporate has suspended all sales under the ATM Program. Subject to closing of the Offering, the effective date of the termination of the ATM Program will be on September 2, 2021.

Update Regarding Impact of COVID-19 on Operations

The Corporation’s business and the anticipated timing and cost of development work and applicable milestones have not been significantly impacted by COVID-19 to date. Work programs related to engineering, metallurgical testing and environmental permitting have continued on schedule and management functions have been able to continue effectively remotely.

The Corporation’s operations, financial condition, cash flows and financial performance have also not been significantly impacted by COVID-19 to date. As the Corporation is not yet operating any mine or facility, the Corporation has not yet had any production or operating cash flow.

The Corporation does not yet operate a mine or facility, as such COVID-19 has not had an impact on productivity and the timing or cost of work. The Corporation has proceeded with commercial discussions during the COVID-19 pandemic and facilitated site visits while following various COVID-19-related protocols.

Despite the limited effects of the COVID-19 pandemic on the Corporations’ business to date, the effects on the Corporation of the pandemic in the context of global spread, limited vaccine availability globally, and the development of virus variants, including variants that may be more contagious than existing variants, is unknowable. See “Risk Factors” in this Prospectus Supplement and in the AIF.

Update on Uses of Proceeds from Previous Financings

In January 2021, the Corporation completed the January 2021 Offering, and in February 2021, established the ATM Program which was subsequently terminated in the context of the Note Offering and the Offering. The Corporation raised net proceeds of $665,685.88 under the ATM Program, after deduction of commissions. These funds will be used for advancement of the Refinery, as previously disclosed, and none of these funds have been deployed as of yet.

The proceeds of the January 2021 Offering were $8,888,716 net of expenses incurred as the full over-allotment option was exercised. The previously disclosed use of proceeds of the January 2021 Offering contemplated a total net proceeds figure of $7,690,188. A comparison of the actual use of the proceeds to date is provided below:

	January 2021 Offering	Actual to Date
Use of Proceeds	(C$)	(C$)
Refinery Advancement
Detailed engineering and construction design	$1,500,000	$1,500,000
Long-lead items engineering and procurement	$5,000,000	$1,706,196
Metallurgical testing and other pre-construction activities	$500,000	$500,000
Sub-Total Refinery Advancement:	$7,000,000	$3,706,196
Corporate G&A	$690,188	$690,188
Total:	$7,690,188	$4,396,384

The variance noted relates mainly to timing of orders for solvent extraction equipment which are planned to occur prior to the end of the third quarter of 2021. The unused funds from the January 2021 Offering remain on hand, and as of the date of this Prospectus Supplement, the Corporation believes it remains on track to meet its business objective of refinery commissioning by the fourth quarter of 2022.

Working Capital

As of March 31, 2021, the Corporation had approximately $15,977,895 in cash and approximately $20,180,422 in working capital. As of the date of this Prospectus Supplement, the Corporation had approximately $10,000,000 in cash and approximately $13,000,000 in working capital. Other than as disclosed in the Interim Financial Statements and pursuant to the Note Offering, the Corporation does not have any current non-contingent resources with which to fund operations.

Business Objectives & Milestones

The Corporation is working towards restarting its wholly owned cobalt refinery in Ontario, Canada. In 2020, the Corporation announced the results of the Refinery Study that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market. The Refinery Study contemplates expanding the existing facility from a 12 tpd operation to a 55 tpd facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.

The Refinery is anticipated to produce 25,000 tonnes of battery grade cobalt sulfate annually (equating to 5,000 tonnes of contained cobalt), which would represent 4-5% of the total refined cobalt market and 100% of North American cobalt sulfate supply.

The expected capital costs to expand and upgrade the existing facility are estimated at US$60 million, comprising a new solvent extraction plant, a new cobalt crystallizer, upgrades to the leaching and neutralization areas, infrastructure improvements and associated engineering and project management. The combination of the proceeds of the Offering and the Note Offering will provide gross cash proceeds, prior to fees and expenses, of US$45 million, with a Noteholder option to increase the size of the Note Offering that, if exercised, would result in an increase to the gross proceeds the Corporation thereunder of up to an additional US$7.5 million. The full initial net proceeds from the Offering and the Note Offering will be used for Refinery capital costs.

In December 2020, the Corporation announced it signed contribution agreements for C$10 million (approximately US$8 million) in public funding from the Government of Canada and Government of Ontario to be used towards the Refinery construction. The net proceeds from the Offering and Note Offering, the Government contributions, and a portion of working capital on hand will be applied to the total refinery capital costs.

Detailed engineering work and pre-construction activities on the Refinery commenced earlier in 2021. Upon closing of the Offering and Note Offering, key long-lead orders for the solvent extraction plant will be placed and site activities are expected to ramp up. The Corporation believes it remains on track for commencement of production in Q4 2022 and achieving its objective of providing the world’s most sustainable cobalt for the electric vehicle market.

More detailed information regarding the business of the Corporation can be found in the Shelf Prospectus, the AIF and other documents incorporated by reference herein and therein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference”.

Readers are strongly encouraged to carefully read all of the risk factors contained herein and in the Shelf Prospectus, the AIF and other documents incorporated or deemed to be incorporated by reference herein or therein. The Corporation’s business, financial condition, results of operations, cash flows and prospects are subject to the risks and uncertainties described therein and to additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that the Corporation currently deems to be immaterial.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of 38,150,000 Offered Shares.

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares. As of August 25, 2021, there were 496,177,116 Common Shares issued and outstanding. Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Corporation, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Corporation (the “Board”) at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis, the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Assuming completion of the Offering, there will be an aggregate of 534,327,116 Common Shares issued and outstanding.

The Corporation has applied to list the Offered Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

CONSOLIDATED CAPITALIZATION

Other than as contemplated pursuant to the Note Offering and with respect to the completion of the transactions contemplated by the amendment to the Glencore Loan, there have not been any material changes in the share and loan capital of the Corporation, on a consolidated basis, since March 31, 2021.

As a result of the Offering and the Note Offering, the shareholder’s equity of the Corporation will increase by the amount of the net proceeds of the Offering and there will be 38,150,000 additional Common Shares outstanding, and there will be additional liabilities of US$37.5 million principal amount of Notes outstanding. Upon completion of the Offering, there will be an aggregate of 534,327,116 Common Shares issued and outstanding, and US$37.5 million principal amount of Notes outstanding.

USE OF PROCEEDS

The net proceeds of the Offering, after deducting the Agent’s Fee of $572,250 and the expenses of the Offering (estimated to be $250,000), are estimated to be $8,715,250 (equivalent to US$6,906,451 at a 1.2619 exchange rate). The net proceeds of the Note Offering are estimated to be US$35,200,000 (equivalent to C$44,418,880 at a 1.2619 exchange rate).

The Corporation expects the net proceeds of the Offering and the Note Offering will be used for Refinery capital costs as set forth below:

Use of Proceeds	Approximate Amount (US$)	Approximate Amount (C$)
Refinery Advancement
Equipment, infrastructure, and direct costs	$37,106,451	$46,824,630
Engineering and project management	$5,000,000	$6,309,500
Total:	$42,106,451	$53,134,130

The Corporation generates no operating revenue from the exploration activities on its property interests and therefore has negative cash flow from operating activities. To the extent that the Corporation has negative cash flows in future periods in excess of the net proceeds of the Offering, it may need to deploy a portion of net proceeds from the Offering to fund such negative cash flow.

While the Corporation currently anticipates that it will use the net proceeds of the Offering and the Note Offering as set forth above, the Corporation may re-allocate the net proceeds of the Offering and Note Offering from time to time, giving consideration to its strategy relative to the market, development and changes in the industry and regulatory landscape, as well as other conditions relevant at the applicable time. Overall, management of the Corporation will have broad discretion concerning the use of the net proceeds of the Offering and Note Offering, as well as the timing of their expenditure, and pending their use, the Corporation may invest the net proceeds of the Offering and Note Offering in a manner that does not produce income or that loses value. See “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, the Corporation has appointed the Agent and the Agent has agreed to act as agent to offer for sale on a “best efforts” basis 38,150,000 Offered Shares at the Offering Price, for aggregate gross consideration of $9,537,500, payable in cash to the Corporation against delivery of the Offered Shares, subject to the terms and conditions of the Agency Agreement. The Offering Price was determined by arm’s length negotiation between the Corporation and the Agent with reference to the prevailing market price of the Offered Shares. The obligations of the Agent under the Agency Agreement are subject to certain closing conditions and may be terminated at its discretion on the basis of “due diligence out”, “market out”, “disaster out”, “material adverse change out”, “regulatory out” and “breach out” provisions in the Agency Agreement and may also be terminated upon the occurrence of certain other stated events. While the Agent has agreed to use its commercially reasonable best efforts to sell the Offered Shares, the Agent is not obligated to purchase Offered Shares which are not sold.

The Offering is also conditional on all conditions to the completion of the Note Offering having been satisfied or, where permitted, waived by the applicable party or parties for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the closing date of the Note Offering). The Note Offering shall be completed concurrently with the Closing.

In consideration for the services provided by the Agent in connection with the Offering, and pursuant to the terms of the Agency Agreement, the Corporation has agreed to pay the Agent a cash fee equal to 6% of the aggregate gross proceeds from the Offering.

Pursuant to the terms of the Agency Agreement, the Corporation has agreed to reimburse the Agent for certain expenses incurred in connection with the Offering and to indemnify the Agent and its current or former directors, officers, employees and agents against certain liabilities and expenses and to contribute to payments the Agent may be required to make in respect thereof.

The Offering is being made in each of the provinces of Canada, other than Québec. The Offered Shares will be offered in each of the relevant provinces of Canada through the Agent or its affiliates who are registered to offer the Offered Shares for sale in such provinces and such other registered dealers as may be designated by the Agent. Subject to applicable law, the Agent or its broker-dealer affiliates may offer the Offered Shares in the United States and such other jurisdictions outside of Canada and the United States as agreed between the Corporation and the Agent.

The Corporation has applied to list the Offered Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV. See “Risk Factors”.

Pursuant to the Agency Agreement, the Corporation has agreed that, until the date which is 90 days after the Closing Date, it will not, without the written consent of the Agent, issue, agree to issue, or announce an intention to issue, any additional debt, common shares or any securities convertible into or exchangeable for shares of the Corporation (except in connection with the exchange, transfer, conversion or exercise rights of existing outstanding securities or existing commitments to issue securities and/or an arm’s length acquisition). The Corporation further acknowledges and understands that it will use its best efforts to cause its officers and directors to enter into an agreement with the Agent pursuant to which each of such individuals will agree not to sell, transfer or pledge, or otherwise dispose of, any securities of the Corporation until the date which is 90 days after the Closing Date, in each case without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed.

The Corporation also understands that, as a term of the Note Offering, without the prior written consent of the Noteholders, such consent not to be unreasonably withheld, that (i) for a period of ninety (90) days from the issuance of the Notes (the “Initial Standstill Period”), it will not, directly or indirectly, issue for sale or resale or otherwise dispose of, or announce any intention to do so, in a public offering, by way of private placement or otherwise, any Common Shares or financial instruments or securities convertible into or exercisable or exchangeable for Common Shares (collectively, “Equity Securities”) except pursuant to: (a) rights or obligations under outstanding securities or instruments; (b) grants of Equity Securities as compensation in the normal course pursuant to the Corporation’s existing equity compensation plans; or (c) the Offering and the Note Offering; and (ii) from the date that Initial Standstill Period is completed to the date that is 180 days from the issuance of the Notes, the Corporation will not, without the prior written consent of the Noteholders, such consent not to be unreasonably withheld, directly or indirectly, issue for sale or resale or otherwise dispose of, or announce any intention to do so, in a public offering, by way of private placement or otherwise, any Equity Securities except pursuant to: (a) rights or obligations under outstanding securities or instruments; (b) grants of Equity Securities as compensation in the normal course pursuant to the Company’s existing equity compensation plans; (c) the Offering; and (d) other financing transactions consisting of sales of Equity Securities with a value of up to US$25 million in the aggregate.

Pursuant to policy statements of certain securities regulators, the Agent may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with the Offering, the Agent may over -allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail in the open market. If these activities are commenced, they may be discontinued by the Agent at any time. The Agent may carry out these transactions on the TSXV, in the over-the-counter market or otherwise.

The Agent, as principal, conditionally offers the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Agent in accordance with the terms and conditions contained in the Agency Agreement, which conditions include the completion of the Note Offering, and subject to the approval of certain legal matters on behalf of the Corporation by Fasken Martineau DuMoulin LLP and on behalf of the Agent by Bennet Jones LLP.

Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the Agent reserves the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about September 1, 2021, or such other date as may be agreed upon by the Corporation and the Agent but in any event not later than the date that is 42 days from the date of this Prospectus Supplement. It is anticipated that the Offered Shares will be delivered under the book-based system through CDS or its nominee and deposited in electronic form, or will otherwise be delivered registered as directed by the Agent, on the Closing Date. Except in limited circumstances, a purchaser of Offered Shares will receive only a customer confirmation from the registered dealer from or through which the Offered Shares are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Offered Shares on behalf of owners who have purchased Offered Shares in accordance with the book-based system. No definitive certificates will be issued unless specifically requested or required.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of, persons in the United States unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. The Agent will agree that, except as permitted by the Agency Agreement and as expressly permitted by applicable U.S. federal and state securities laws, it will not offer or sell the Offered Shares at any time to, or for the account or benefit of, persons in the United States as part of its distribution. The Agency Agreement will permit the Agent, through its United States registered broker-dealer affiliate, to offer the Offered Shares to, or for the account or benefit of, persons in the United States, to whom the Corporation will issue such Offered Shares directly, that are “qualified institutional buyers” within the meaning of Rule 144A under the U.S. Securities Act and also “accredited investors”, as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act, provided such offers and sales are made in transactions in compliance with Section 4(a)(2) of the U.S. Securities Act and in compliance with applicable state securities laws. Moreover, the Agency Agreement will provide that the Agent will only offer and obtain subscriptions for the Offered Shares outside the United States in accordance with Rule 903 of Regulation S under the U.S. Securities Act.

This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares to, or for the account or benefit of, a person in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with exemptions from registration under the U.S. Securities Act and applicable state securities laws.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Corporation, and Bennett Jones LLP, Canadian counsel to the Agent, based on the current provisions of Tax Act and the Regulations thereunder, in force as of the date hereof, the Offered Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as “Registered Plans”) or deferred profit sharing plan (“DPSP”), each as defined in the Tax Act, at the time of the acquisition of such Offered Shares, provided that at such time the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Tiers 1 and 2 of the TSXV) or the Corporation qualifies as a “public corporation” (as defined in the Tax Act).

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Offered Shares held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. An Offered Share generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. In addition, the Offered Shares will generally not be a “prohibited investment” if such securities are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the Registered Plan.

Prospective purchasers who intend to hold Offered Shares in a Registered Plan or DPSP should consult their own tax advisors regarding their particular circumstances.

PRIOR SALES

The following tables set forth details regarding issuances of Common Shares and issuances of securities convertible into or exchangeable, redeemable or exercisable for Common Shares by the Corporation during the 12-month period before the date of this Prospectus Supplement up to August 25, 2021.

Corporation Securities Issuances

		Issuance/Exercise/
		Conversion Price per
Date	Type of Security Issued	Security	Number of Securities
July 23, 2021	Common Shares (8)	$0.32	435,000
July 16, 2021	Common Shares (1)	$0.21	781,250
June 22, 2021	Common Shares (9)	$0.34	225,000
June 17, 2021	Common Shares (8)	$0.32	49,000
June 16, 2021	Common Shares (8)	$0.32	195,000
June 15, 2021	Common Shares (8)	$0.32	200,000
June 14, 2021	Common Shares (8)	$0.32	26,000
June 3, 2021	Common Shares (8)	$0.33	153,000
May 13, 2021	Common Shares (4)	$0.16	31,250

		Issuance/Exercise/
		Conversion Price per
Date	Type of Security Issued	Security	Number of Securities
May 4, 2021	Common Shares (8)	$0.35	159,000
May 3, 2021	Common Shares (2)(4)	$0.14	333,334
May 3, 2021	Common Shares (8)	$0.36	304,000
April 30, 2021	Common Shares (8)	$0.36	337,000
April 29, 2021	Common Shares (8)	$0.35	40,500
April 28, 2021	Common Shares (8)	$0.35	125,000
April 16, 2021	Options (6)	$0.345	575,000
April 16, 2021	PSUs (10)	$0.345	1,575,000
April 16, 2021	DSUs (11)	$0.345	218,116
April 16, 2021	RSUs (6)	$0.345	115,000
April 8, 2021	Common Shares (1)	$0.21	150,000
April 7, 2021	Common Shares (7)	$0.29	23,849,737
March 18, 2021	Common Shares (1)	$0.21	100,000
March 17, 2021	Common Shares (1)	$0.21	385,715
March 16, 2021	Common Shares (1)	$0.21	2,101,150
March 12, 2021	Common Shares (1)	$0.21	730,546
March 11, 2021	Common Shares (1)	$0.21	400,000
March 10, 2021	Common Shares (1)	$0.21	292,850
March 10, 2021	Common Shares (1)	$0.21	400,000
March 9, 2021	Common Shares (1)	$0.27	188,815
March 8, 2021	Common Shares (1)	$0.27	125,000
March 4, 2021	Common Shares (1)	$0.21	260,000
March 2, 2021	Common Shares (1)	$0.21	450,000
March 1, 2021	Common Shares (1)	$0.27	1,000,000
February 25, 2021	Common Shares (1)	$0.21	50,000
February 25, 2021	Common Shares (1)	$0.21	364,300
February 24, 2021	Common Shares (1)	$0.21	220,000
February 24, 2021	Common Shares (1)	$0.27	2,400
February 23, 2021	Common Shares (1)	$0.21	50,000
February 23, 2021	Common Shares (1)	$0.27	1,441,267
February 19, 2021	Common Shares (1)	$0.21	100,000
February 17, 2021	RSUs (6)	$0.405	100,000
February 17, 2021	DSUs (6)	$0.405	30,864
February 17, 2021	Options (6)	$0.405	148,456
February 17, 2021	Common Shares (1)	$0.21	1,430,000
February 16, 2021	Common Shares (1)	$0.21	300,000
February 12, 2021	Common Shares (3)	$0.14	26,666
February 12, 2021	Common Shares (2)	$0.14	16,666
February 11, 2021	Common Shares (1)	$0.27	1,500,000
February 11, 2021	Common Shares (1)	$0.21	128,000
February 10, 2021	Common Shares (1)	$0.21	200,000
January 25, 2021	Common Shares (1)	$0.21	5,357,143

		Issuance/Exercise/
		Conversion Price per
Date	Type of Security Issued	Security	Number of Securities
January 22, 2021	Common Shares (2)	$0.14	133,333
January 22, 2021	Common Shares (1)	$0.21	314,000
January 22, 2021	Common Shares (12)	$0.31	31,533,000
January 22, 2021	Warrants (12)	$0.50	15,766,500
January 22, 2021	Compensation Warrants (12)	$0.31	1,891,980
January 14, 2021	Common Shares (1)	$0.21	97,000
January 14, 2021	Common Shares (2)	$0.14	66,666
January 14, 2021	Common Shares (3)	$0.14	166,666
January 13, 2021	Common Shares (3)	$0.14	166,666
January 13, 2021	Common Shares (2)	$0.14	66,666
January 13, 2021	Common Shares (1)	$0.27	1,250,651
January 12, 2021	Common Shares (1)	$0.21	6,750,000
January 11, 2021	Common Shares (1)	$0.27	40,000
January 6, 2021	Common Shares (1)	$0.21	107,200
January 5, 2021	Common Shares (1)	$0.21	900,000
January 4, 2021	Common Shares (1)	$0.21	278,572
December 30, 2020	Common Shares (1)	$0.21	350,000
December 24, 2020	Common Shares (3)	$0.14	300,000
December 23, 2020	Common Shares (1)	$0.27	850,000
December 22, 2020	Common Shares (1)	$0.27	150,000
December 21, 2020	Common Shares (1)	$0.27	1,200,000
December 18, 2020	Common Shares (1)	$0.27	333,333
December 18, 2020	Common Shares (1)	$0.21	415,000
December 17, 2020	Common Shares (1)	$0.27	823,000
December 16, 2020	Common Shares (4)	$0.14	770,017
August 27, 2020	Common Shares (4)	$0.14	8,528,643
August 27, 2020	Common Shares (4)	$0.16	8,225,000
August 27, 2020	Warrants (4)	$0.21	12,641,143
August 26, 2020	Options (5)	$0.145	500,000
August 26, 2020	RSUs (6)	$0.14	250,000

Notes:

(1)	Issued pursuant to the exercise of warrants.
(2)	Issued pursuant to the exercise of RSUs.
(3)	Issued pursuant to the exercise of Options.
(4)	Issued pursuant to the exercise of DSUs.
(5)	Issued pursuant to a private placement.
(6)	Issued as initial grant to new Officer or employee.
(7)	Issued in satisfaction of the Glencore Loan.
(8)	Issued pursuant to the Company’s at-the-market offering program.
(9)	Issued to DG Resources pursuant to the Idaho property acquisition.
(10)	Issued as annual grant to officers, employees and advisors.
(11)	Issued as annual grant to directors.
(12)	Issued in connection with the January 2021 Offering.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “FCC”. The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on the TSXV on a monthly basis for the 12-month period prior to the date of this Prospectus Supplement (Source: TSXV).

	High Trading	Low Trading
Period	Price	Price	Volume
July 2020	$0.150	$0.125	13,593,137
August 2020	$0.155	$0.125	10,787,679
September 2020	$0.150	$0.135	9,535,428
October 2020	$0.150	$0.120	8,067,086
November 2020	$0.145	$0.115	10,465,338
December 2020	$0.385	$0.120	72,681,121
January 2021	$0.410	$0.260	63,043,114
February 2021	$0.460	$0.275	53,315,621
March 2021	$0.385	$0.290	27,767,679
April 2021	$0.390	$0.335	14,289,107
May 2021	$0.360	$0.320	7,437,062
June 2021	$0.345	$0.290	17,209,504
July 2021	$0.340	$0.260	9,996,284
August 1 - 25, 2021	$0.325	$0.275	7,068,677

On August 25, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was $0.295.

RISK FACTORS

An investment in securities of the Corporation including the Offered Shares offered hereby is subject to certain risks, which should be carefully considered by prospective purchasers before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus currently and from time to time, investors should carefully consider the risk factors indicated below. Any one of such risk factors could materially adversely affect the Corporation’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Offered Shares and could cause actual events to differ materially from those described in forward-looking information and statements relating to the Corporation set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. Additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that the Corporation currently deems to be immaterial could have a material adverse effect on the Corporation’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Offered Shares. The Corporation cannot provide any assurances that it will successfully address any or all of these risks. Purchasers should carefully consider the risks described under the heading “Risk Factors” in the Shelf Prospectus and in the AIF. See “Documents Incorporated by Reference”.

Ability to meet Debt Service Obligations

Pursuant to the Note Offering, the Corporation will incur a significant secured debt obligation, and in the absence of conversion of the principal amount thereunder, will be required to repay such principal amount to the holders of Notes in full. The debt is secured by substantially all of the Corporations’ material assets. The Company expects to use the proceeds of the Note Offering to, among other things, construct the expanded Refinery and for the debt to be serviced and repaid through cash flows generated from Refinery operations. In the event the Refinery is not constructed or sufficient cash flow from operations is not generated to repay the interest or principal obligations thereunder, there is a risk that the Corporation may not have sufficient available funds to meet its debt obligations and that the assets pledged to the Noteholders may be transferred to such holders.

There are many factors beyond the Corporation’s control that could cause the Corporation to not be able to generate sufficient cash to service its indebtedness, including the Notes, and meet its other ongoing liquidity needs, and the Corporation may be forced to take other actions to satisfy its obligations under the Note Indenture, which may not be successful.

The description of the Notes included herein is a summary only and may not describe all of the terms an investor may determine are relevant in determining whether to make an investment in the Offered Shares.

Covenants Under the Notes

The Note Indenture will include operating and financial restrictions, which may prevent the Corporation from pursuing business opportunities and taking other actions that could in other circumstances potentially be profitable or in its best interests. Without limitation, these covenants may restrict the Corporation’s ability to:

•	incur or guarantee additional indebtedness;
•	make certain investments or acquisitions;
•	issue stock of subsidiaries;
•	grant or permit certain liens on assets;
•	enter into certain transactions with affiliates;
•	pay dividends, redeem subordinated debt or make other restricted payments;
•	merge, consolidate or transfer substantially all of the Corporation’s assets;
•	enter into certain joint ventures;
•	transfer, sell or acquire assets, including shares in the capital of the Corporation’s subsidiaries; and
•	change the business that the Corporation conducts; or
•	enter into new kinds of business.

To the extent the Corporation defaults in the observation and fulfilment of any covenant, the Noteholders may be entitled to enforce on the assets securing the Notes. The restrictions and covenants could adversely affect the Corporation’s ability to: finance its future operations or capital needs; withstand a future downturn in the business, cobalt markets, or the economy in general; engage in business activities, including future opportunities that may be in the Corporation’s interest; and plan for or react to market conditions or otherwise execute business strategies. The Corporation’s ability to comply with these covenants may be affected by events beyond its control. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders or holders of such indebtedness could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

The description of the covenants included herein is a summary only and may not describe all of the covenants an investor may determine are relevant in determining whether to make an investment in the Offered Shares.

Refinery Development Financing Risks

The Corporation’s Refinery advancement will require additional external financing, with the Refinery Study estimating costs at approximately US$60 million. The aggregate proceeds of the Note Offering and Offering are approximately US$45 million (US$52.5 million if the option to issue additional Notes is exercised). Additionally, the Corporation will still require a working capital facility to cover the feedstock purchase cycle through to the sale of final cobalt sulfate and to meet minimum liquidity requirements under the Note Offering. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Corporation. Furthermore, if the Corporation raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing when needed could result in the Corporation being unable to meet specified timelines for the advancement of the Refinery and may lead to the indefinite postponement of the advancement of the Refinery. The cost and terms of such financing may also significantly reduce the expected benefits from the Refinery or render the Refinery uneconomic.

No Guaranteed Return on Investment

There can be no assurance regarding the amount of income to be generated by the Corporation and there can be no guarantee that an investment in the Corporation will earn any positive return in the short term, long term, or at all. The Offered Shares are equity securities of the Corporation and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Corporation to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Offered Shares at any time in the future. The market value of the Offered Shares may deteriorate if the Corporation is unable to generate sufficient positive returns, and that deterioration may be significant. An investment in the Offered Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Completion of the Offering and the Note Offering are Subject to Conditions

The completion of the Offering remains subject to satisfaction of a number of conditions, including completion of the Note Offering and approval by the TSXV. The Note Offering is subject to a number of conditions in favour of the Noteholders thereunder. There can be no certainty that the Offering or the Note Offering will be completed. If the Note Offering is not completed, the Agent will not be required to complete the purchase of the Offered Shares, and the Corporation may not be able to raise the funds required for the purposes contemplated under “Use of Proceeds” from other sources on commercially reasonable terms or at all.

COVID-19 and Global Health Crisis

The COVID-19 global outbreak and efforts to contain it may have an impact on the Corporation’s business. The Corporation has implemented various safety measures onsite to ensure the safety of its employees and contractors. The Corporation continues to monitor the situation and the impact the virus may have on its projects. Should the virus spread, travel bans remain in place or are reinstated, or should one of the Corporation’s team members or consultants become infected, the Corporation’s ability to advance its projects may be impacted. Similarly, the Corporation’s ability to obtain financing and the ability of the Corporation’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus. The overall global uncertainty related to COVID-19 may present other challenges that are not known at the current time, such as supply chain interruptions or alterations of business plans by the Corporation’s strategic partners.

Negative Operating Cash Flow

The Corporation is an exploration stage company with respect to its mineral properties and is a pre-operations stage company with respect to the Refinery, and as a result has not to date generated cash flow from operations. The Corporation is devoting significant resources to the development of its assets, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project.

Capital Resources

Historically, the Corporation’s capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of refurbishment of the Refinery, ongoing exploration at the Corporation’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the transition to EVs and the global cobalt markets generally. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the Offering and the Note Offering, as well as the timing of their expenditures. Depending on various factors, the intended use of net proceeds from the Offering and Note Offering may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the Offering and Note Offering. Management may use the net proceeds from the Offering and Note Offering in ways that an investor may not consider desirable if they believe it would be in the best interests of the Corporation to do so and could spend the proceeds in ways that do not improve the Corporation’s results of operations or enhance the value of the Common Shares. The results and the effectiveness of the application of proceeds from the Offering and Note Offering are uncertain. If the proceeds are not applied effectively, the Corporation’s business, financial condition, results of operations or prospects may suffer. Pending their use, the Corporation may invest the net proceeds from the Offering and Note Offering in a manner that does not produce income or that loses value.

Share Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the Corporation’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given time may not accurately reflect the long-term value of an investment in the Offered Shares.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm the Corporation’s profitability and reputation.

Market Price Depression

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Corporation or its significant shareholders could depress the market price of the Common Shares and impair the Corporation’s ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Dilution Risk

The Corporation may issue additional securities in the future, which may dilute a shareholder’s holdings in the Corporation. The Corporation’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares may be issued by the Corporation on the exercise of options under the Corporation’s stock option plan, conversion of the Notes and other equity compensation plans, and upon the exercise of outstanding warrants.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Active Liquid Market for Common Shares

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Fasken Martineau DuMoulin LLP, Canadian counsel to the Corporation, and on behalf of the Agent by Bennett Jones LP, Canadian counsel to the Agent. As of the date hereof, Fasken Martineau DuMoulin LLP, and its partners and associates, and Bennett Jones LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.

INTERESTS OF EXPERTS

All scientific and technical information in this Prospectus Supplement, including that under the heading “Use of Proceeds”, has been reviewed and approved by Dr. Frank Santaguida, P.Geo., Vice President, Exploration at First Cobalt, who is a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects. As of the date hereof, Mr. Santaguida holds 177,760 Common Shares, 1,600,000 stock options, 100,000 restricted share units and 200,000 performance share units.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, located in Toronto, Ontario. KPMG has advised the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The transfer agent and registrar for the Common Shares is AST Trust Company (Canada) at its principal office located in Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE CORPORATION

Dated: August 26, 2021

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of each of the provinces of Canada, other than Québec.

“Trent Mell”	“Ryan Snyder”
Trent Mell	Ryan Snyder
President, Chief Executive Officer and Director	Chief Financial Officer

On behalf of the Board of Directors

“John Pollesel”	“Garett Macdonald”
John Pollesel	Garett Macdonald
Director	Director

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CERTIFICATE OF THE AGENT

Dated: August 26, 2021

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of each of the provinces of Canada, other than Québec.

BMO NESBITT BURNS INC.

“Rahim Bapoo”
Rahim Bapoo
Managing Director

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